November 21, 2002

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Calvert Fund
SEC File Numbers 811-03416, and 2-76510
Delaying Amendment to Form N-14 (File Number 333-101281)

Dear Sir/Madam:

The purpose of this filing is to request a delaying amendment to the Form N-14 filed by the above Registrant on November 18, 2002.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

Nonetheless, we respectfully request that review of this filing be expedited, as referenced in our initial filing.

Yours truly,

Ivy Wafford Duke

Associate General Counsel